As filed with the Securities and Exchange Commission on November 29, 2000

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

ADAC Laboratories

(Name of Subject Company (Issuer))

Philips Medical Acquisition Corporation

a Wholly Owned Subsidiary of

Philips Holding USA Inc.

a Wholly Owned Subsidiary of

Koninklijke Philips Electronics N.V.

(Names of Filing Persons)

COMMON STOCK,
NO PAR VALUE

(Title of Class of Securities)

005313200

(CUSIP Number of Class of Securities)

William E. Curran
1251 Avenue of the Americas
New York, New York 10020

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:

Matthew G. Hurd
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498
(212) 558-4000

CALCULATION OF FILING FEE
Transaction valuation(1) $489,852,842	Amount of filing fee(2) $97,971

(1)         Based on the offer to purchase all of the outstanding shares of common stock of ADAC Laboratories together with the associated rights to purchase Series A Junior Participating Preferred Stock at a purchase price of $18.50 cash per share, 21,136,116 shares outstanding and outstanding options with respect to 5,342,416 shares, in each case as of November 12, 2000.

(2)         1% of 1/50th of the transaction valuation.

[X]        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $97,971
Form or Registration No.: 005-32403
Filing Party: Koninklijke Philips Electronics N.V.
Date Filed: November 14, 2000

[  ]        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]         third-party tender offer subject to Rule 14d-1.
[  ]         issuer tender offer subject to Rule 13e-4.
[  ]         going-private transaction subject to Rule 13e-3.
[  ]         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [  ]

         This Amendment No. 3 ("Amendment No. 3") to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission ("SEC") on November 14, 2000 (the "Original Schedule TO"), as amended by Amendment No. 1 and Amendment No. 2 to the Original Schedule TO (collectively, the "Schedule TO"), by Koninklijke Philips Electronics N.V., Philips Holding USA Inc. and Philips Medical Acquisition Corporation ("Merger Sub") relating to the tender offer (the "Offer") commenced by Merger Sub, on November 14, 2000 to purchase all of the outstanding shares of common stock, no par value, of ADAC Laboratories ("ADAC") together with the associated rights to purchase series A junior participating preferred stock of ADAC, at a price of $18.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000, and the related Letter of Transmittal.

         The information in the Original Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 3, except as otherwise set forth below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the original Schedule TO.

Item 4.      Terms of the Transaction.

Item 4 of this Schedule TO is hereby amended and supplemented to include the following as the final paragraph of Section 1 of the Offer to Purchase entitled “Terms of the Offer”:

Merger Sub may elect, in its sole discretion, to provide a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offering Period, in which shareholders may tender Shares not tendered during the Offering Period. Any decision to provide a Subsequent Offering Period will be announced no later than 9:00 a.m., New York City time on the next business day after the expiration of the Offering Period. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

Item 4 of this Schedule TO is hereby amended and supplemented to include the following as the final paragraph of Section 13 of the Offer to Purchase entitled “Certain Conditions of the Offer”:

The Offer Conditions described above, except for the Regulatory Condition, must be satisfied or waived before the expiration of the Offer.

Item 7.       Source and Amount of Funds or Other Consideration.

Item 7 of this Schedule TO is hereby amended and restated to include the following under Section 12 of the Offer to Purchase entitled “Source and Amount of Funds”:

Merger Sub estimates that the total amount of funds required to purchase the maximum amount of securities sought in the Offer will be approximately $489,852,842. Merger Sub presently intends to finance the Offer and the Merger with cash on hand provided by Royal Philips through Philips Holding USA Inc. There are no conditions to Royal Philips’ provision of cash to Merger Sub to finance the Offer and the Merger. In the event that Royal Philips does not use cash on hand to finance the Offer and the Merger, Royal Philips will borrow the funds pursuant to contract loans with financial institutions. Royal Philips, however, does not presently know which contract loan or lender it would use in that circumstance. If Royal Philips determines that it will avail itself of the financing available under such arrangements, it will amend this Schedule TO to set forth the information required. Required funds will be provided to Merger Sub by means of capital contributions or inter-company loans among Royal Philips, Philips Holding USA Inc. and Merger Sub.

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SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2000

PHILIPS MEDICAL ACQUISITION CORPORATION By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Vice President
PHILIPS HOLDING USA INC. By: /s/ Belinda W. Chew Name: Belinda W. Chew Title: Senior Vice President
KONINKLIJKE PHILIPS ELECTRONICS N.V. By: /s/ Cor Boonstra Name: Cor Boonstra Title: President, Chairman of the Board of Management and the Group Management Committee
By: /s/ Jan H.M. Hommen Name: Jan H.M. Hommen Title: Executive Vice-President, Chief Financial Officer, Member of the Board of Management and the Group Management Committee

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